                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                           BRIGHAM EXPLORATION COMPANY
                                (Name of Issuer)


                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                   109178 10 3
                                 (CUSIP Number)




                                Lindsay Hollister
                           Credit Suisse First Boston
                                11 Madison Avenue
                            New York, New York 10010
                                 (212) 325-2000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                NOVEMBER 1, 2000
             (Date of event which requires filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:


                         (Continued on following pages)

                                  (Page 1 of 7)

CUSIP NO. 109178 10 3                                          Page 2 of 7 Pages
--------------------------------------------------------------------------------

1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       CREDIT SUISSE FIRST BOSTON, ON BEHALF OF THE
       CREDIT SUISSE FIRST BOSTON BUSINESS UNIT

--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group
                                                     (a)
                                                     (b)(X)
--------------------------------------------------------------------------------
3.     SEC Use Only

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4.     Source of Funds

       NOT APPLICABLE
--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       SWITZERLAND
--------------------------------------------------------------------------------
Number of                  7.       Sole Voting Power
Shares                              SEE ITEM 5
Beneficially               8.       Shared Voting Power
Owned by                            SEE ITEM 5
Each Reporting             9.       Sole Dispositive Power
Person With                         SEE ITEM 5
                          10.       Shared Dispositive Power
                                    SEE ITEM 5
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         SEE ITEM 5
--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         SEE ITEM 5
--------------------------------------------------------------------------------
14.      Type of Reporting Person

         BK, HC, OO
--------------------------------------------------------------------------------

CUSIP NO. 109178 10 3                                          Page 3 of 7 Pages
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

     This Statement on Schedule 13D (this "Statement") relates to the common stock, $0.01 par value per share (the "Common Stock"), of Brigham Exploration Company, a Delaware corporation (the "Company"), that may be acquired upon exercise of warrants (the "Warrants") to purchase 6,666,667 shares of Common Stock (the "Warrant Shares"). The principal executive offices of the Company are at 6300 Bridge Point Parkway, Building 2, Suite 500, Austin, Texas 78730.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) - (c) & (f) This Statement is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person"). The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The Bank's registered head office is located at Uetlibergstrasse 231, P.O. Box 900, CH-8045 Zurich, Switzerland. The Bank and its subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

     The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland.

     As of November 3, 2000, CSFBI acquired all of the voting stock of Donaldson, Lufkin & Jenrette, Inc., a Delaware corporation, which was renamed Credit Suisse First Boston (USA), Inc. ("CSFB-USA") and the following entities became indirect subsidiaries of CSFBI: (1) DLJMB Funding III, Inc., a Delaware corporation ("Funding III"); (2) DLJ ESC II L.P., a Delaware limited partnership ("ESC II"); (3) DLJ LBO Plans Management Corporation, a Delaware corporation ("LBO"); and (4) DLJ Capital Investors, Inc., a Delaware corporation ("DLJCI" and together with LBO, ESC II and Funding III, the "DLJ Entities").

     ESC II is a Delaware limited partnership and "employee securities company" as defined in the Investment Company Act of 1940, as amended. LBO, as the Managing General Partner of ESC II, makes all of the investment decisions on behalf of ESC II.

     LBO is a Delaware corporation and a registered investment advisor. LBO is a wholly owned subsidiary of DLJCI. As the Managing General Partner of ESC II, LBO is responsible for the day-to-day management of ESC II.

     Funding III is a Delaware corporation which makes investments for long term appreciation. Funding III is a wholly owned subsidiary of DLJCI.

     DLJCI is a Delaware corporation and is a holding company. DLJCI is a wholly owned subsidiary of CSFB-USA.

     CSFB-USA directly owns all of the capital stock of DLJCI. CSFB-USA, acting on its own behalf or through its subsidiaries, is a registered broker/dealer and registered investment advisor engaged in

CUSIP NO. 109178 10 3                                          Page 4 of 7 Pages
--------------------------------------------------------------------------------

investment banking, institutional trading and research, investment management and financial and correspondent brokerage services.

     The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Banking business unit that engages in global private banking business, (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. CSG's principal business address is: Paradeplatz 8, Postfach 1, CH-8070, Zurich, Switzerland.

     CSG, for purposes of certain federal securities laws, may be deemed ultimately to control the Bank and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own the Warrants and the Warrant Shares, and such Warrant Shares are not reported in this Statement. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of Warrants and the Warrant Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of shares of Common Stock beneficially owned by CSG and any of CSG's and the Bank's other business units.

     The address of the principal business and office of CSFBI is 11 Madison Avenue, new York, New York 10010. The address of the principal business and office of each of the DLJ Entities is 277 Park Avenue, New York, New York 10172. The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CSFBI, CSFB-USA and those DLJ Entities that are corporations are set forth on Schedules A through F, respectively, attached hereto, each of which is incorporated by reference herein.

     (d) & (e) During the past five (5) years, none of the Reporting Person, CSFBI, CSFB-USA, the DLJ Entities nor, to the best knowledge of the Reporting Person, any of the persons listed on Schedules A through F attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

     The purchase price of for the purchase of the Warrants was funded through internally generated funds of Funding III and ESC II.

ITEM 4.  PURPOSE OF TRANSACTION.

     On November 1, 2000, Funding III purchased from the Company warrants to purchase 6,036,667 shares of Common Stock (the "Funding III Warrants") and ESC II purchased from the Company warrants to purchase 630,000 shares of Common Stock (the "ESC II Warrants"), both pursuant to a Securities Purchase Agreement dated November 1, 2000 by and among the Company, Funding III and ESC II (the "Securities Purchase Agreement"). The Warrants are immediately exercisable at a price of $3.00 per share (the "Exercise Price") and expire on November 1, 2010. The Exercise Price may be paid in cash or by the delivery of shares of Series A Preferred Stock of the Company, par value $.01 per share

CUSIP NO. 109178 10 3                                          Page 5 of 7 Pages
--------------------------------------------------------------------------------

("Series A Preferred Stock") issued and sold to Funding III and ESC II (as described below) based on 100% of the stated value of such shares, plus accrued dividends thereon. In addition, the Warrants must be exercised upon the written request by the Company if the reported trading price per share of Common Stock exceeds $5.00 per share for sixty consecutive trading days.

     The Exercise Price and number of shares of Common Stock purchasable upon exercise of the Warrants are subject to ordinary and customary antidilution adjustments in the case of mergers, consolidations, reclassifications, stock splits or dividend distributions in the form of securities of the Company. The Exercise Price is also subject to an antidilution adjustment on a weighted-average basis for the issuance of additional shares of Common Stock or securities that are exercisable for or convertible into Common Stock, other than options granted under employee benefit plans ("common stock equivalents"), at a price per share that is less than the average of the high and low trading price per share of Common Stock for the twenty days immediately preceeding the date such issuance was authorized by the board of directors of the Company (the "Market Price"). Notwithstanding the preceeding sentence, until November 1, 2002, if the Company issues (i) additional shares of Common Stock at a price per share less than the then current Exercise Price, then the Exercise Price then in effect shall be adjusted to equal the price per share of such newly-issued shares of Common Stock, and (ii) common stock equivalents having an exercise or conversion price that is less than the then current Exercise Price, then the Exercise Price then in effect shall be adjusted to equal the exercise or conversion price per share of such newly-issued common stock equivalent. In addition, if an adjustment is made to the Exercise Price as a result of the issuance of additional shares of Common Stock or common stock equivalents, then the number of shares of Common Stock that may be acquired upon exercise of the Warrants shall also be adjusted to a number of shares equal to (i) the number of shares of Common Stock that may be acquired upon exercise of the Warrants immediately prior to such issuance, multiplied by (ii) a fraction, the numerator of which is the Exercise Price immediately prior to such issuance, and the denominator of which is the Exercise Price immediately after to such issuance.

     No adjustments shall be made to the Exercise Price upon the issuance of additional shares of Common Stock pursuant to (i) the exercise of warrants or options outstanding as of the date the Warrants were issued, (ii) the exercise of options granted under a employee benefit plan having a strike price that is not less than the lesser of Market Price or the fair market value per share as determined under the plan, or (iii) a public offering by the Company.

     Pursuant to the terms of the Securities Purchase Agreement, simultaneous with their acquisitions of the Warrants, Funding III purchased 905,500 shares of Series A Preferred Stock and ESC II purchased 94,500 shares of Series A Preferred Stock. Dividends accrue on the Series A Preferred Stock at a rate of six percent per annum of the stated value of $20.00 per share, which dividends may be paid in cash or in-kind. If dividends are paid in kind, the dividend rate shall increase to 8% per annum. The shares of Series A Preferred Stock are senior in right of dividends and liquidation to the Common Stock and are not convertible into Common Stock. The Company may, at its option, redeem the Series A Preferred Stock at any time at 101% of its stated value. The Series A Preferred Stock is also mandatorily redeemable on November 1, 2010.

     Funding III and ESC II acquired the Funding III Warrants and the ESC II Warrants, respectively, for general investment purposes. Funding III and ESC II reserve the right to change their respective business intent. Subject to the agreements discussed herein or attached hereto, and to market conditions and other factors, any of Funding III, ESC II or other affiliates of CSFB-USA may acquire or dispose of shares of Common Stock from time to time in the future. Either of Funding III or ESC II may enter into agreements with third parties relating to acquisitions of shares of Common Stock, or open market, privately negotiated or other transactions and may enter into agreements with management of the

CUSIP NO. 109178 10 3                                          Page 6 of 7 Pages
--------------------------------------------------------------------------------

Company relating to acquisitions of shares of Common Stock by members of management, issuances of options to management or may affect other similar agreements or transactions. Except as set forth herein, neither Funding III nor ESC II has any plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) As of the date of this statement, Funding III directly holds Warrants convertible into 6,036,667 shares of Common Stock and has the shared power to vote and direct the disposition of such Warrants in accordance with the relationships described in Item 2, above.

     As of the date of this statement, ESC II directly holds Warrants convertible into 630,000 shares of Common Stock and has the shared power to vote and direct the disposition of such Warrants in accordance with the relationships described in Item 2, above.

     As a result of the holdings of the Company's securities described above, the Reporting Person may be deemed to beneficially own indirectly 6,666,667 shares of Common Stock, representing 29.4% of the outstanding shares of Common Stock.

     (c) Except as described herein, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the Persons listed on Schedules A through F effected any transactions in the Common Stock since September 2, 2000.

     (d) Not applicable

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except for their relationships as directors and/or officers of the Reporting Person and its affiliates as described in Item 2 above, there are no contracts, arrangements, understandings or relationships with any other person regarding any securities of the Company, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

     In accordance with Rule 13d-4 promulgated under the Act, the Reporting Person expressly declares that the filing of this statement shall not be construed as an admission that it, for purposes of Section 13(d) or Section 13(g) of the Act, is the beneficial owner of any securities of the issuer other than as expressly described in Item 5.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1      Securities Purchase Agreement dated November 1, 2000

Exhibit 2 Warrant Certificate No. 1 representing rights to purchase 6,036,667 shares of Company common stock (Warrant Certificate No. 2, representing rights to purchase 630,000 shares of Company common stock, is in substantially the same form as Warrant Certificate No. 1)

CUSIP NO. 109178 10 3                                          Page 7 of 7 Pages
--------------------------------------------------------------------------------



Exhibit 3      Registration Rights Agreement dated November 1, 2000






                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  January 10, 2001
                                            CREDIT SUISSE FIRST BOSTON, ACTING
                                            SOLELY ON BEHALF OF THE CREDIT
                                            SUISSE FIRST BOSTON BUSINESS UNIT


                                            By: /s/ Lindsay Hollister
                                               ---------------------------------
                                            Name: Lindsay Hollister
                                                 -------------------------------
                                            Title: Director
                                                  ------------------------------

                                                                      SCHEDULE A

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                            DLJMB FUNDING, III, INC.

     The names of the Directors and the names and titles of the Executive Officers of DLJ MB Funding, III, Inc. ("Funding III") and their business addresses and principal occupations are set forth below. The business address of Funding III is 277 Park Avenue, New York, New York 10172.


  Name and Title                 Business Address            Principal Occupation               Citizenship
  --------------                 ----------------            --------------------               -----------
  * Anthony F. Daddino           277 Park Avenue             Chief Administrative Officer,            USA
  President                      New York, NY 10172          Credit Suisse First Boston
                                                             Business Unit

  Nicole S. Arnaboldi            277 Park Avenue             Managing Director and Chief              USA
  Chief Operating Officer        New York, N.Y. 10172        Administrative Officer, Credit
                                                             Suisse First Boston Business Unit

  Ivy B. Dodes                   277 Park Avenue             Senior Vice President,                   USA
  Senior Vice President          New York, NY 10172          Principal, DLJ Merchant Banking,
                                                             Inc.

  Edward A. Poletti              277 Park Avenue             Principal,                               USA
  Senior Vice President and      New York, NY 10172          DLJ Merchant Banking, Inc.
  Controller

  Michael S. Isikow              277 Park Avenue             Principal,                               USA
  Senior Vice President          New York, NY 10172          DLJ Merchant Banking, Inc.

  Mark A. Competiello            277 Park Avenue             Senior Vice President and Tax            USA
  Vice President and Tax         New York, NY 10172          Officer, Donaldson Lufkin &
  Manager                                                    Jenrette
                                                             Securities Corporation

  Stuart S. Flamberg             277 Park Avenue             Senior Vice President and Tax            USA
  Vice President and Director    New York, NY 10172          Officer, Donaldson Lufkin &
  of Taxes                                                   Jenrette
                                                             Securities Corporation


  *Director

                                                                      Schedule B


                        Executive Officers and Directors

                                       of

                           DLJ Capital Investors, Inc.

                  The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the DLJ Capital Investors, Inc. The business address of the DLJ Capital Investors, Inc. is 277 Park Avenue, New York, NY 10172.



Name and Title                          Business Address               Principal Occupation               Citizenship
--------------                          ----------------               --------------------               -----------
Anthony F. Daddino                      277 Park Avenue                Chief Administrative Officer,      USA
Executive Vice President and Chief      New York, NY 10172             Credit Suisse First Boston
Financial Officer                                                      business unit

Joe L. Roby                             277 Park Avenue                Chairman, Credit Suisse First      USA
Chief Operating Officer                 New York, NY 10172             Boston business unit

Hamilton E. James                       277 Park Avenue                Co-Head of Investment Banking,     USA
Chief Executive Officer                 New York, NY 10172             Credit Suisse First Boston
                                                                       business unit

                                                                      Schedule C

                        Executive Officers and Directors

                                       of

                      DLJ LBO Plans Management Corporation

         The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the DLJ LBO Plans Management Corporation. The business address of the DLJ LBO Plans Management Corporation is 277 Park Avenue, New York, NY 10172.



Name and Title                        Business Address                 Principal Occupation               Citizenship
--------------                        ----------------                 --------------------               -----------
Anthony F. Daddino                    11 Madison Avenue                Chief Administrative Officer,      USA
President                             New York, NY 10010               Credit Suisse First Boston
                                                                       business unit

Vincent DeGiaimo                      277 Park Avenue                  Investment Banker                  USA
Senior Vice President                 New York, NY 10172

Edward A. Poletti                     277 Park Avenue                  Principal, DLJ Merchant Banking,   USA
Senior Vice President and Controller  New York, NY 10172               Inc.

James D. Allen                        277 Park Avenue                  Vice President, Donaldson,         USA
Vice President                        New York, NY 10172               Lufkin & Jenrette Securities
                                                                       Corporation

Ivy B. Dodes                          277 Park Avenue                  Senior Vice President/Principal,   USA
Vice President and                    New York, NY 10172               DLJ Merchant Banking, Inc.
Assistant Secretary

John S. Ficarra                       277 Park Avenue                  Vice President, Donaldson,         USA
Vice President                        New York, NY 10172               Lufkin & Jenrette Securities
                                                                       Corporation

Osamu Watanabe                        2121 Avenue of the Stars 30th    Vice President, Donaldson,         USA
Vice President                        Floor                            Lufkin & Jenrette Securities
                                      Los Angeles, CA 90067            Corporation

Arthur S. Zuckerman                   277 Park Avenue                  Chief Administrative Officer,      USA
Vice President                        New York, NY 10172               Sprout Group

Richard A. Scardina                   277 Park Avenue                  Assistant Vice President,          USA
Divisional Vice President             New York, NY 10172               Donaldson, Lufkin & Jenrette
                                                                       Securities Corporation

                                                                      Schedule D

                        Directors and Executive Officers

                                       of

                     Credit Suisse First Boston (USA), Inc.

         The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the CSFB-USA. The business address of the CSFB-USA is 11 Madison Avenue, New York, New York 10010.



Name and Title                          Business Address               Principal Occupation               Citizenship
--------------                          ----------------               --------------------               -----------
Joe L. Roby                             11 Madison Avenue New York,    Chairman, Credit Suisse First      USA
Board Member                            NY 10010                       Boston business unit

Allen D. Wheat                          11 Madison Avenue              Chairman of the Executive Board    USA
President and Chief Executive Officer   New York, NY 10010             and President and Chief
and Board Member                                                       Executive Officer, Credit Suisse
                                                                       First Boston business unit and
                                                                       Member of the Executive Board,
                                                                       Credit Suisse Group

Anthony F. Daddino                      11 Madison Avenue              Chief Administrative Officer,      USA
Chief Financial and Administrative      New York, NY 10010             Credit Suisse First Boston
Officer and Board Member                                               business unit

Brady W. Dougan                         11 Madison Avenue              Head of Equities, Credit Suisse    USA
Division Head-Equities and Board        New York, NY 10010             First Boston business unit
Member

D. Wilson Ervin                         11 Madison Avenue              Head of Strategic Risk             USA
Head of Strategic Risk Management       New York, NY 10010             Management, Credit Suisse First
                                                                       Boston business unit

David C. Fisher                         11 Madison Avenue              Chief Accounting Officer, Credit   USA
Chief Accounting Officer                New York, NY 10010             Suisse First Boston business unit

Gates H. Hawn                           11 Madison Avenue              Head of Financial Services,        USA
Head of Financial Services Group and    New York, NY 10010             Credit Suisse First Boston
Board Member                                                           business unit

Stephen A. M. Hester                    11 Madison Avenue              Head of Fixed Income, Credit       USA
Division Head-Fixed Income and Board    New York, NY 10010             Suisse First Boston business unit
Member

Hamilton E. James                       11 Madison Avenue              Co-Head of Investment Banking,     USA
Division Co-Head-Investment Banking     New York, NY 10010             Credit Suisse First Boston
and Board Member                                                       business unit

Christopher G. Martin                   11 Madison Avenue              Head of Technology, Operations     USA
Head of Technology, Operations and      New York, NY 10010             and Finance, Credit Suisse First
Finance                                                                Boston business unit

Joseph T. McLaughlin                    11 Madison Avenue              Executive Vice President, Legal    USA
General Counsel and Board Member        New York, NY 10010             and Regulatory Affairs, Credit
                                                                       Suisse First Boston business unit

Garrett M. Moran                        11 Madison Avenue              Head of Private Equity, Credit     USA
Division Head of Private Equity         New York, NY 10010             Suisse First Boston business unit

Robert C. O'Brien                       11 Madison Avenue              Head of Private Equity, Credit     USA
Chief Credit Officer                    New York, NY 10010             Suisse First Boston business unit

Richard E. Thornburgh                   11 Madison Avenue              Vice-Chairman of the Executive     USA
Division Head-Finance, Administration   New York, NY 10010             Board and Chief Financial
and Operations and Board Member                                        Officer, Credit Suisse First
                                                                       Boston business unit and Member
                                                                       of the Executive Board, Credit
                                                                       Suisse Group

Charles G. Ward, III                    11 Madison Avenue              Co-Head of Investment Banking,     USA
Division Co-Head-Investment Banking     New York, NY 10010             Credit Suisse First Boston
and Board Member                                                       business unit

Lewis H. Wirshba                        11 Madison Avenue              Treasurer, Credit Suisse First     USA
Treasurer                               New York, NY 10010             Boston business unit

Robert M. Baylis                        11 Madison Avenue              Member of the Board of Directors   USA
Board Member                            New York, NY 10010             for various unaffiliated
                                                                       companies and organizations

Philip K. Ryan                          11 Madison Avenue              Member of the Executive Board      USA
Board Member                            New York, NY 10010             and Chief Financial Officer,
                                                                       Credit Suisse Group

Maynard J. Toll, Jr.                    11 Madison Avenue              Retired investment Banker;         USA
Board Member                            New York, NY 10010             Chairman, Edmund S. Muskie
                                                                       Foundation; President, Nelson &
                                                                       Toll Properties, Ltd.

                                                                      Schedule E

                        Directors and Executive Officers

                                       of

                        Credit Suisse First Boston, Inc.

         The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the CSFBI. The business address of the CSFBI is 11 Madison Avenue, New York, New York 10010.


Name and Title                          Business Address               Principal Occupation               Citizenship
--------------                          ----------------               --------------------               -----------
Joe L. Roby                             11 Madison Avenue              Chairman, Credit Suisse First      USA
Board Member                            New York, NY 10010             Boston business unit

Allen D. Wheat                          11 Madison Avenue              Chairman of the Executive Board    USA
President and Chief Executive Officer   New York, NY 10010             and President and Chief
and Board Member                                                       Executive Officer, Credit Suisse
                                                                       First Boston business unit and
                                                                       Member of the Executive Board,
                                                                       Credit Suisse Group

Anthony F. Daddino                      11 Madison Avenue              Chief Administrative Officer,      USA
Chief Administrative Officer and        New York, NY 10010             Credit Suisse First Boston
Board Member                                                           business unit

Brady W. Dougan                         11 Madison Avenue              Head of Equities, Credit Suisse    USA
Division Head-Equities and Board        New York, NY 10010             First Boston business unit
Member

D. Wilson Ervin                         11 Madison Avenue              Head of Strategic Risk             USA
Head of Strategic Risk Management       New York, NY 10010             Management, Credit Suisse First
                                                                       Boston business unit

David C. Fisher                         11 Madison Avenue              Chief Accounting Officer, Credit   USA
Chief Accounting Officer                New York, NY 10010             Suisse First Boston business unit

Gates H. Hawn                           11 Madison Avenue              Head of Financial Services,        USA
Head of Financial Services Group and    New York, NY 10010             Credit Suisse First Boston
Board Member                                                           business unit

Stephen A. M. Hester                    11 Madison Avenue              Head of Fixed Income, Credit       USA
Division Head-Fixed Income and Board    New York, NY 10010             Suisse First Boston business unit
Member

Hamilton E. James                       11 Madison Avenue              Co-Head of Investment Banking,     USA
Division Co-Head-Investment Banking     New York, NY 10010             Credit Suisse First Boston
and Board Member                                                       business unit

Christopher G. Martin                   11 Madison Avenue              Head of Technology, Operations     USA
Head of Technology, Operations and      New York, NY 10010             and Finance, Credit Suisse First
Finance                                                                Boston business unit

Joseph T. McLaughlin                    11 Madison Avenue              Executive Vice President, Legal    USA
General Counsel and Board Member        New York, NY 10010             and Regulatory Affairs, Credit
                                                                       Suisse First Boston business unit

Robert C. O'Brien                       11 Madison Avenue              Chief Credit Officer, Credit       USA
Chief Credit Officer                    New York, NY 10010             Suisse First Boston business unit

Richard E. Thornburgh                   11 Madison Avenue              Vice-Chairman of the Executive     USA
Chief Financial Officer and             New York, NY 10010             Board and Chief Financial
Board Member                                                           Officer, Credit Suisse First
                                                                       Boston business unit and Member
                                                                       of the Executive Board, Credit
                                                                       Suisse Group

Charles G. Ward, III                    11 Madison Avenue              Co-Head Investment Banking,        USA
Division Co-Head-Investment Banking     New York, NY 10010             Credit Suisse First Boston
and Board Member                                                       business unit

Lewis H. Wirshba                        11 Madison Avenue              Treasurer, Credit Suisse First     USA
Treasurer                               New York, NY 10010             Boston business unit

Garret M. Moran                         11 Madison Avenue              Head of Private Equity, Credit     USA
Head of Private Equity                  New York, NY 10010             Suisse First Boston business unit

                                                                      Schedule F

                 Executive Board Members and Executive Officers

                                       of

                             the CSFB business unit

         The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the CSFB business unit. The business address of the CSFB business unit is 11 Madison Avenue, New York, New York 10010.


Name and Title                        Business Address                 Principal Occupation               Citizenship
--------------                        ----------------                 --------------------               -----------
Allen D. Wheat                        11 Madison Avenue                Chairman of the Executive Board    USA
Chairman                              New York, NY 10010               and President and Chief
                                                                       Executive Officer, Credit Suisse
                                                                       First Boston business unit and
                                                                       Member of the Executive Board,
                                                                       Credit Suisse Group

Brady W. Dougan                       11 Madison Avenue                Head of Equities, Credit Suisse    USA
Board Member                          New York, NY 10010               First Boston business unit

Stephen A.M. Hester                   11 Madison Avenue                Head of Fixed Income, Credit       United Kingdom
Board Member                          New York, NY 10010               Suisse First Boston business unit

David C. Mulford                      One Cabot Square                 Chairman International, Credit     United Kingdom
Board Member                          London, England                  Suisse First Boston
                                      E14 4QJ

Stephen E. Stonefield                 One Raffles Link                 Chairman of Pacific Region,        USA
Board Member                          Singapore                        Credit Suisse First Boston

Charles G. Ward, III                  11 Madison Avenue                Co-Head of Investment Banking,     USA
Board Member                          New York, NY 10010               Credit Suisse First Boston
                                                                       business unit

Anthony F. Daddino                    11 Madison Avenue                Chief Administrative Officer,      USA
Board Member                          New York, NY 10010               Credit Suisse First Boston
                                                                       business unit

Hamilton E. James                     11 Madison Avenue                Co-Head of Investment Banking,     USA
Board Member                          New York, NY 10010               Credit Suisse First Boston
                                                                       business unit

Gates H. Hawn                         11 Madison Avenue                Head of Financial Services,        USA
Board Member                          New York, NY 10010               Credit Suisse First Boston
                                                                       business unit

Bennett Goodman                       277 Park Avenue                  Managing Director and Global       USA
Board Member                          New York, NY 10172               Head of Leveraged Finance Fixed
                                                                       Income Division, Credit Suisse
                                                                       First Boston business unit

David S. Moore                        11 Madison Avenue                Deputy Head of Global Equity       USA
Board Member                          New York, NY 10010               Trading, Credit Suisse First
                                                                       Boston business unit

Joe L. Roby                           11 Madison Avenue                Chairman, Credit Suisse First      USA
Board Member                          New York, NY 10010               Boston business unit

Paul Calello                          11 Madison Avenue                Managing Director, Credit Suisse   USA
Board Member                          New York, NY 10010               First Boston and Head of Equity
                                                                       Derivatives and Convertibles Unit

Christopher Carter                    17 Columbus Courtyard            Managing Director, Credit Suisse   United Kingdom
Board Member                          London, England                  First Boston and Chairman,
                                      E14 4DA                          Global Equity Capital Markets
                                                                       and Head of European Investment
                                                                       Banking

James P. Healy                        11 Madison Avenue                Managing Director, Credit Suisse   USA
Board Member                          New York, NY 10010               First Boston and Global Head of
                                                                       Emerging Market Group

John Nelson                           One Cabot Square                 Chairman, Credit Suisse First      United Kingdom
Board Member                          London, England                  Boston Europe Limited
                                      E14 4QJ

Trevor Price                          One Cabot Square                 Managing Director, Credit Suisse   United Kingdom
Board Member                          London, England                  First Boston and Head of
                                      E14 4QJ                          Developed Markets Rates Business
                                                                       in the Fixed Income Division

Richard E. Thornburgh                 11 Madison Avenue                Vice-Chairman of the Executive     USA
Board Member                          New York, NY 10010               Board and Chief Financial
                                                                       Officer, Credit Suisse First
                                                                       Boston business unit and Member
                                                                       of the Executive Board, Credit
                                                                       Suisse Group

Joseph T. McLaughlin                  11 Madison Avenue                Executive Vice President, Legal    USA
Board Member                          New York, NY 10010               and Regulatory Affairs, Credit
                                                                       Suisse First Boston business unit

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------

   1                     Securities Purchase Agreement dated November 1, 2000

   2 Warrant Certificate No. 1 representing rights to purchase 6,036,667 shares of Company common stock
                         (Warrant Certificate No. 2, representing rights to purchase 630,000 shares of Company common stock, is in substantially the same form as Warrant Certificate
                         No. 1)

   3                     Registration Rights Agreement dated November 1, 2000